SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

August 27, 2014

Commission File Number: 333-130901

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

INDEX

1.	Translation of submission from Banco Macro to the CNV dated on August 27, 2014.

City of Buenos Aires, August 27th 2014.

To

Comisión Nacional de Valores

(Argentine Securities Exchange Commission)

Re. Banco Macro S.A. – Share Transfer

Dear Sirs,

Please be advised that Banco Macro S.A. (the “Bank”) has transferred all its shareholder interest in Banelco S.A., consisting of 1,071,716 non-endorsable nominative shares representing 4.5413% of Banelco S.A.’s capital stock, in favor of Visa Argentina S.A., for the amount of AR $11,126,240.53 (eleven million one hundred twenty-six thousand two hundred and forty Argentine pesos with fifty-three cents).

This transaction is within the scope of an integration project between Banelco S.A. and Visa Argentina S.A., the latter being a company of which the Bank is also a shareholder.

Sincerely,

__________________________________

Luis Carlos Cerolini

Attorney-in-fact

Banco Macro S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 27, 2014

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Director